SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 7, 2002

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9. Regulation FD Disclosure.

Cleveland-Cliffs Inc published a News Release on October 7, 2002 as follows:

CLIFFS ANTICIPATES NON-CASH CHARGE FOR IMPAIRMENT OF TRINIDAD FACILITY IN THIRD QUARTER AND ADDITIONAL FOURTH QUARTER NON-CASH PENSION CHARGE

CLEVELAND, OH – October 7, 2002 — Cleveland-Cliffs Inc (NYSE: CLF) today announced that it expects to record a significant non-cash charge against its results of operations for the third quarter ended September 30, 2002. This non-cash charge is the outcome of the Company's continuing analysis of the potential impairment of its Trinidad HBI plant, Cliffs and Associates Ltd. (CAL).

Cliffs also expects that this charge will be followed in the fourth quarter ending December 31, 2002 by a significant non-cash charge to equity for required increases to its minimum liability under its defined benefit pension plans. The Company remains in compliance with its $70 million senior notes; however, once the Company is required to record the minimum pension liability, the Company will need to negotiate a waiver of one of the financial covenants in its senior notes. In addition, various studies are currently underway with respect to the Company's investment in the Empire Mine, located in Michigan, which could result in additional charges in 2002.

Cliffs currently has over $70 million of cash on hand, which is in excess of its anticipated seasonal needs. The Company has repaid its outstanding borrowings under its revolving credit agreement, which was then terminated by the Company.

Cliffs has determined that its investment in CAL, which is 82 percent owned, is impaired as of September 30, 2002. CAL's HBI plant continues its extended shutdown of operations, and no final decision has been made with respect to the facility. Cliffs does not currently believe that HBI product pricing is sufficient to justify resuming operations at the plant. The Company has concluded that it will record an asset impairment charge in the third quarter as future cash flows are no longer expected to exceed the carrying value of the assets, and that its investment in CAL must be written down to market value. The Company expects that the impairment charge will be for its entire investment in CAL, resulting in a loss of approximately $100 million recorded in the third quarter and a corresponding reduction in shareholders equity by $100 million. The Company does not expect to record an offsetting deferred tax asset for this write-down. In addition, there could be additional shutdown costs, currently not expected to exceed $30 million, if the decision were made to permanently close the facility.

Like many other publicly held companies with defined benefit pension plans, Cliffs has been reviewing its return on assets and discount rate assumptions for the defined pension benefit plans for its employees and those of its associated companies in light of current conditions in the financial markets. Due to the sharp decline in the value of the equity holdings of its various pension trusts and lower interest rates, Cliffs expects that the December 31, 2002 value of the assets for pension plans will be lower

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than previously anticipated and will be lower than the accumulated benefit obligation (ABO). When the ABO exceeds the market value of the assets of the plans, SFAS No. 87 "Employer's Accounting for Pensions" requires that an additional minimum liability equal to this excess amount plus the previously recognized pension asset be recorded. This expected liability will be calculated and recorded at the next measurement date of the plan, which is year-end. Based on current asset values, management expects that a required additional minimum liability of between $125 million and $150 million and an intangible asset of about $25 million will be recorded, resulting in a charge to equity of between $100 and $125 million without any tax benefits. The actual return on plan assets for the year 2002 and changes in the calculated liability due to assumed discount (interest) rates could materially affect these amounts. This charge does not affect pension funding requirements in the near-term. In 2001, the Company, including its share of associated companies, funded $.4 million, compared to pension expense of $4.4 million. In 2002, the Company, including its share of associated companies, expects to fund about $1.5 million, compared to pension expense of about $7.5 million. In 2003, the Company's expected pension funding is less than $3 million.

The Empire Mine, located in Palmer, Michigan, is owned by subsidiaries of Ispat International N.V. and Cliffs. LTV Corporation, formerly a 25 percent owner in Empire, ceased operations and rejected its interest in the mine earlier this year. Cliffs is currently in discussion with Ispat regarding the future of the Empire Mine. The Empire Mine has been operating since earlier this year under an interim agreement between Cliffs and Ispat which terminates at the end of 2002. The mine is expected to produce nearly 3.7 million tons of pellets this year.

Cliffs periodically conducts a formal evaluation of its iron ore reserves at all mining locations, which includes the effect of changes in the cost of producing pellets from the respective ore reserves. In the case of Empire, the impact of any rise in cost is particularly significant. Various mine planning studies are underway to determine the economic mine life at Empire. The studies have not yet been completed, but are expected to result in a shortened mine life at Empire, which combined with rising costs, may require an impairment charge for all or some portion of Cliffs' investment in Empire. If Cliffs were to take an impairment charge for its entire investment in the mine, the potential impact would be in the $40 million to $50 million range. These charges assume the continued operation of the mine; there would be substantial additional costs associated with closure of the mine in the near term. Cliffs does not currently expect closure to occur.

Additionally, if the Company elects to implement SFAS No. 143 "Accounting for Asset Retirement Obligations" this year, there would be an additional non-cash charge presently estimated at $20 million relating to its various mine ownerships, including the Empire Mine.

John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, said, "The write-down of our investment in CAL is unfortunate, but dictated by market realities. However, we want to reiterate that our iron ore business fundamentals are improving. Neither the asset impairment charge nor the pension liability charge will adversely affect 2002 or 2003 cash flow. Our sales outlook is improving. We are likely to sell 15 million

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tons of pellets this year. Our mining operations have been operating at capacity since August, and we expect to continue to operate all of the mines at capacity in 2003, except possibly Empire, where future operations are subject to a mutually acceptable agreement between Cliffs and Ispat. We currently expect to be sold-out for 2003. All of these factors give me confidence that we can achieve a satisfactory resolution with our senior note holders."

Brinzo added, "In the meantime, we continue to focus on servicing the steel industry and meeting our obligations to customers, suppliers and employees. To compete successfully, we must challenge our existing business practices, streamline operations, improve productivity, and reduce our cost structure at an accelerated pace. We are committed to our business of supplying raw materials to the steel industry and restoring value."

Cliffs will host a conference call on this release tomorrow, Tuesday, October 8, at 11:00 a.m. EDT. The call will be broadcast live on Cliffs' website at http://www.cleveland-cliffs.com. A replay of the call will be available on the website.

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Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Security Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

Actual results may differ materially from such statements for a variety of factors. The Company is currently seeking to renegotiate its existing senior notes. The ability to reach an agreement and the timing, terms and effect of any renegotiation with the senior noteholders are uncertain. The Company will also seek additional sources of financing, achievement of which is uncertain. If the Company cannot reach agreement with its existing senior noteholders with respect to a covenant waiver or secure alternative sources of financing, the Company may be forced to seek protection under the bankruptcy laws. Other risks and uncertainties include: the estimate concerning the shut-down costs of the CAL facility may differ significantly from actual results should the facility actually be closed because of the effects of timing as well as of unforeseen costs; the ultimate impact of the impairment of the Company's investment in CAL may be significantly reduced in the event that the actual market value of the investment is greater than zero; the Company's estimates related to the additional minimum liability for the defined pension benefit plan and the levels of funding and pension expense in

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2002 and 2003 may differ significantly from the actual amounts due to actual returns on plan assets, changes in interest rates, and other actuarial assumptions; the estimate concerning the potential impairment charge relating to the Empire Mine depends on a determination that impairment has occurred and may differ significantly from the actual impairment charge because of timing, changes in economic conditions, changes in the estimates of mine life, mine closure costs, an acceptable operating arrangement with the other Empire partner, and other factors; the estimate relating to the SFAS No. 143 charge depends on the early adoption of SFAS No. 143 and may differ significantly from the actual charge because of timing and variances in the factors involved in the calculation of such charge; and the expectations for sales and mine operations this year and in 2003 may differ significantly from actual results because of demand for iron ore pellets by North American integrated steel producers due to changes in steel utilization rates, operational factors, electric furnace production or imports of semi-finished steel or pig iron; changes in the financial condition of the Company's partners and/or customers; rejection of major contracts and/or venture agreements by customers and/or participants under provisions of the U. S. Bankruptcy Code or similar statutes in other countries; changes in imports of steel, iron ore, or ferrous metallic products; and changes in domestic or international economic and political conditions.

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's Annual Report for 2001 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' web site. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik
_____

Name: C. B. Bezik
Title: Senior Vice President-Finance

Dated: October 8, 2002